UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date: October 29, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

CHINA EASTERN AIRLINES CORPORATION LIMITED

THIRD QUARTERLY REPORT 2008

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

CONTENT

§1 Important Notice	2
§2 Basic Particulars of the Company	2
§3 Important Matters	3
§4 Appendix	7

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

§1. IMPORTANT NOTICE

1.1 The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2 Hu Honggao, an independent director, authorized Xie Rong, an independent director, to vote for him. Zhou Ruijin, an independent director, authorized Xie Rong, an independent director, to vote for him.

1.3 The Third Quarterly Financial Report of the Company is unaudited.

1.4 Mr. Li Fenghua, chairman of the Board of the Company and person-in-charge of the Company, Mr. Cao Jianxiong, president of the Company and officer-in-charge of accounting, Mr. Luo Weide, chief financial officer, and Mr. Wu Longxue, general manager of the accounting department and officer-in-charge of the accounting department (accounting officer), hereby declare that the financial report forming part of this quarterly report is true and complete.

§2. BASIC PARTICULARS OF THE COMPANY

2.1 Main accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)
Total assets (RMB’000)	75,471,082	67,141,714	12.41
Owners’ equity (or shareholders’ equity) (RMB’000)	528,337	2,862,865	-81.54
Net earnings per share attributable to the shareholders of listed company (RMB)	0.1086	0.5882	-81.54
	From the beginning of the year to the end of the reporting period (January to September)		Increase/decrease compared with the same period last year (%)
Net cash flow generated from operating activities (RMB’000)	1,657,949		-69.79
Net cash flow generated from operating activities per share (RMB)	0.3407		-69.79
	Reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)	Increase/decrease for the reporting period compared with the same period last year (%)
Net profit attributable to shareholders of listed company (RMB’000)	-2,333,847	-2,292,226	-339.01
Basic earnings per share (RMB)	-0.4795	-0.4710	-339.01
Basic earnings per share after non-recurring gains andlosses (RMB)	-	-0.5642	-
Diluted earnings per share (RMB)	-0.4795	-0.4710	-339.01
Return on net assets (fully diluted) (%)	-441.73	-433.86	Decreased by 465.3 percentage points
Return on net assets (fully diluted) after deductingnon-recurring losses (%)	-447.09	-519.73	Decreased by 467.34 percentage points
Non-recurring gains or losses		From the beginning of the year to the end of the reporting period (January to September) (RMB’000) Excluding method: consolidated exclusion

Gains or losses from disposal of non current assets		334,378
Net non-operating income other than the aforementioned items		-15,817
Subsidy income		210,508
Impact of the aforementioned items on minority shareholders		-75,347
Total		453,722

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

2.2 The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders as at the end of the reporting period		190,700
Shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium
Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Class

HKSCC NOMINEES LIMITED	1,544,701,139	Overseas listed foreign shares
國際金融－滙豐－ TEMASEK FULLERTON ALPHA PTE LTD	9,999,969	RMB ordinary shares
UBS AG	8,030,924	RMB ordinary shares
MORGAN STANLEY & CO. INTERNATIONAL PLC.	6,499,420	RMB ordinary shares
中國銀行－嘉實滬深300指數證券投資基金	4,800,902	RMB ordinary shares
融通新藍籌證券投資基金	3,164,833	RMB ordinary shares
ARSENTON NOMINEES LIMITED	1,500,000	Overseas listed foreign shares
青島市光明總公司	1,430,098	RMB ordinary shares
中國銀行－萬家180指數證券投資基金	1,137,588	RMB ordinary shares
DEUTSCHE BANK AKTIENGESELLSCHAFT	1,028,965	RMB ordinary shares

§3. IMPORTANT MATTERS

3.1 The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓ Applicable ☐ Not applicable

1.	Balance Sheet Items	Balance as at the end of the period	Balance as at the beginning of the year	Increase/ decrease	Reasons for the change
	Monetary fund	4,853,225	2,127,691	128%	Note 1
	Tradable financial assets	149,209	95,547	56%	Note 2
	Prepayments	803,257	382,031	110%	Note 3
	Dividends receivable	490	3,917	-87%	Note 4
	Long-term equity investments	1,403,725	990,758	42%	Note 5
	Amortization of long-term payment	311,705	219,041	42%	Note 6
	Tradable financial liability	107,579	41,796	157%	Note 7
	Bill payables	2,152,034	1,615,773	33%	Note 8
	Trade payables	10,732,153	7,159,660	50%	Note 9
	Receivables in advance	68,134	131,212	-48%	Note 10

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

	Interest payables	257,594	393,092	-34%	Note 11
	Other current liabilities	-14,670	21,011	-170%	Note 12
	Undistributed profit	-5,554,030	-3,261,804	70%	Note 13
	Total owner’s equity attributable to the parent	528,337	2,862,865	-82%	Note 14
2.	Income Statement Items	Amount for the period	Amount for the corresponding period of the previous year	Increase/ decrease	Reasons for the change
	Financial expenses, net	442,632	127,017	248%	Note 15
	Impairment loss on assets	-3,658	16,500	-122%	Note 16
	Gains on changes in fair value	-270,806	20,425	-1426%	Note 17
	Investment gains/(losses)	11,397	33,897	-66%	Note 18
	Non-operating income	32,882	78,171	-58%	Note 19
3.	Cash Flow Statement Items	Amount for the period	Amount for the corresponding period of the previous year	Increase/ decrease	Reasons for the change
	Other cash received relating to operating activities	471,691	918,028	-49%	Note 20
	Cash payment to and for employees	4,337,868	2,801,909	55%	Note 21
	Other cash paid relating to operating activities	1,005,062	488,150	106%	Note 22
	Cash received from recovery of investments	38,972	-	-	Note 23
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,797,704	51,940	3361%	Note 24
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	6,422,700	2,004,339	220%	Note 25
	Cash paid for acquisition of investments	384,186	92,415	316%	Note 26
	Cash received from borrowings	21,164,117	12,115,147	75%	Note 27
	Effect of foreign exchange rate changes on cash and cash equivalents	-54,791	116,198	-147%	Note 28

Note 1: Increase of bank deposit;
Note 2: This item shall be analysed after consolidation with tradable financial liability, and the amount after consolidation is not substantially different as compared to the amount at the beginning of the year;
Note 3: Increase in prepayments for the purchase of fixed assets;
Note 4: Dividends received from associated companies;
Note 5: Additional investments in, among others, Xingfu Airlines;
Note 6: Increase in, among others, modification fees for aircraft under operating leases;
Note 7: This item shall be analysed after consolidation with tradable financial assets, and the amount after consolidation is not substantially different as compared to the amount at the beginning of the year;
Note 8: Increase in the business volume of bill payables;
Note 9: Increase in, among others, aircraft fuel charges and take-off and landing charges;
Note 10: Decrease in the proceeds from the sales in advance of carriage;
Note 11: Decrease in long-term borrowings;
Note 12: Deferred loss incurred from sales & leaseback;
Note 13: Increase in losses;
Note 14: Increase in losses;
Note 15: Increase in exchange losses;
Note 16: Writing off of bad loan losses;
Note 17: Losses in option contracts for aircraft fuel due to the fluctuations of the crude oil price;
Note 18: Dissatisfactory performance of associate companies invested;
Note 19: Decrease of other non-operating income;

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Note 20: Decrease of subsidy income;
Note 21: Increase in salary and social security fund;
Note 22: Increase in other operating expenses paid;
Note 23: Disposal of investment companies;
Note 24: Fixed asset disposal income derived from sales & leaseback of cargo carriers;
Note 25: Increase in newly purchased aircraft;
Note 26: Additional investments in, among others, Xingfu Airlines;
Note 27: Increase in total borrowings;
Note 28: Increase in exchange losses.

3.2 Analysis of the progress of other significant events and their effects and proposed solutions

☐ Applicable ✓ Not applicable

3.3 The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

✓Applicable ☐ Not applicable

The share reform was completed by the Company on 12 January 2007. China Eastern Air Holding Company, a substantial shareholder, undertakes that:

(1)	the original non-circulating shares of the Company held by it shall not be listed and traded within 36 months from the day of the implementation of the share reform plan; and
(2)	shall bear all the expenses in relation to the share reform plan.

The shareholder of non-circulating shares of the Company represented that it shall perform the undertakings in good faith and accept relevant legal responsibilities. Unless the transferee(s) is/are willing and able to accept the responsibilities of the undertakings, the shareholder of non-circulating shares of the Company shall not transfer any shares held.

Status of implementation: faithfully implemented.

3.4 Warnings of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

✓Applicable ☐ Not applicable

The Company recorded a greater loss in the third quarter of 2008. As the fourth quarter is the traditional off-season for the aviation industry and the demands in the aviation markets may not be revived in the near future, the Company expects to record a loss for the year 2008.

3.5 Particulars of Securities investment

✓Applicable ☐ Not applicable

No.	Stock code	Stock short name	Number of shares held at the end of the reporting period (shares)	Initial cost of investment	Carrying amount at the end of the reporting period	Carrying amount at the beginning of the reporting period	Item for accounting purpose
				(RMB)	(RMB)
1	600377	JS Co, Ltd.	200,000	360,000	360,000	-	Financial assets available for sale
2	000563	陝國投A	216,000	203,040	203,040	-	Financial assets available for sale
Total			-	563,040	563,040	-	-

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Legal representative: Li Fenghua, Chairman

28 October 2008

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

§4 APPENDIX

4.1 Consolidated Balance Sheet
30 September 2008

Prepared by China Eastern Airlines Corporation Limited

Unit: RMB’000 (Unaudited)

Items	Balance at the end of the period	Balance at the beginning of the year

CURRENT ASSETS:
Cash and bank balances	4,853,225	2,127,691
Provisions on payables
Contributions received
Trading financial assets	149,209	95,547
Bills receivable	0	0
Accounts receivable	1,786,598	2,126,050
Prepayments	803,257	382,031
Premium receivable
Receivables on reinsurance
Provisions for reinsurance contracts
Interests receivable	0	0
Dividend receivable	490	3,917
Other receivables	2,044,924	1,712,551
Purchase of financial assets resold
Inventories	1,158,589	1,117,951
Non-current assets due within a year
Other current assets
Total current assets	10,796,292	7,565,738
NON-CURRENT ASSETS:
Loans and advances
Available-for-sale financial assets	563	563
Held-to-maturity investment
Long-term receivables
Long-term equity investment	1,403,725	990,758
Investment property
Fixed assets	51,755,247	48,056,806
Construction in progress	7,846,536	7,155,456
Construction materials
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	1,508,873	1,598,922
Development expenses
Goodwill	304,832	304,832
Long-term deferred expenses	311,705	219,041
Deferred income tax assets	949,490	740,695
Other non-current assets	593,819	508,903
Total non-current assets	64,674,790	59,575,976
Total assets	75,471,082	67,141,714

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Items	Balance at the end of the period	Balance at the beginning of the year

CURRENT LIABILITIES:
Short-term borrowings	18,979,471	15,189,002
Borrowings from central bank
Deposits from clients and placements from other banks
Contributions made
Trading financial liabilities	107,579	41,796
Bills payable	2,152,034	1,615,773
Accounts payable	10,732,153	7,159,660
Receipts in advance	68,134	131,212
Financial assets sold under agreements to repurchase
Fees and commission payable
Salaries and wages payable	1,083,644	1,430,355
Taxes payable	900,656	914,609
Interests payable	257,594	393,092
Dividend payable	0	0
Other payables	2,511,221	2,866,108
Amounts payable on reinsurance
Provisions on insurance contracts
Brokerage payable
Underwriting fees payable
Non-current liabilities due within a year	7,591,525	6,113,840
Other current liabilities	-14,670	21,011
Total current liabilities	44,369,341	35,876,458
NON-CURRENT LIABILITIES:
Long-term borrowings	9,833,809	11,369,307
Debentures payable
Long-term payables	19,200,846	15,605,640
Specific payables	102	102
Estimated liabilities	36,816	33,246
Deferred income tax liabilities	891,329	688,954
Other non-current liabilities
Total non-current liabilities	29,962,902	27,697,249
Total liabilities	74,332,243	63,573,707
OWNER’S EQUITY (OR SHAREHOLDERS’ EQUITY):
Paid-up capital (or equity)	4,866,950	4,866,950
Capital surplus	1,215,417	1,257,719
Less: Treasury shares
Surplus reserves	0	0
General risk provisions
Profit available for appropriation	-5,554,030	-3,261,804
Currency translation differences
Total equities attributable to owners of Company	528,337	2,862,865
Minority interests	610,502	705,142
Total owners’ equity	1,138,839	3,568,007
Total liabilities and owners’ equity	75,471,082	67,141,714

Legal representative of the Company: Mr. Li Fenghua, chairman of the Board of the Company

Officer-in-charge of accounting: Mr. Cao Jianxiong, president of the Company, and Mr. Luo Weide, chief financial officer

Officer-in-charge of the accounting department: Mr. Wu Longxue, general manager of the accounting department

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Balance Sheet of the Company
30 September 2008

Prepared by China Eastern Airlines Corporation Limited

Unit: RMB’000 (Unaudited)

Items	Balance at the end of the period	Balance at the beginning of the year

CURRENT ASSETS:
Cash and bank balances	3,588,838	1,513,344
Trading financial assets	149,209	95,547
Bills receivable	0	0
Accounts receivable	1,797,236	2,543,317
Prepayments	766,070	335,427
Interests receivable	0	0
Dividend receivable	490	3,490
Other receivables	1,954,688	1,878,815
Inventories	893,502	867,492
Non-current liabilities due within a year
Other current assets
Total current assets	9,150,033	7,237,432
NON-CURRENT ASSETS:
Available-for-sale financial assets	203	203
Held-to-maturity investment
Long-term receivables
Long-term equity investment	3,884,236	3,423,629
Investment property
Fixed assets	43,826,374	38,235,145
Construction in progress	7,528,984	6,880,616
Construction materials
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	922,727	1,000,748
Development expenses
Goodwill	0	0
Long-term deferred expenses	287,730	196,565
Deferred income tax assets	872,554	629,415
Other non-current assets	354,455	361,453
Total non-current assets	57,677,263	50,727,774
Total assets	66,827,296	57,965,206

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Items	Balance at the end of the period	Balance at the beginning of the year

CURRENT LIABILITIES:
Short-term borrowings	16,879,984	13,039,208
Trading financial liabilities	107,579	41,796
Bills payable	2,080,305	1,615,773
Accounts payable	8,986,429	6,274,357
Receipts in advance	62,424	171,009
Salaries and wages payable	982,493	1,193,191
Taxes payable	637,215	623,000
Interests payable	230,298	349,388
Dividend payable	0	0
Other payables	2,428,660	2,639,416
Non-current liabilities due within a year	7,105,463	5,474,869
Other current liabilities	-14,670	21,011
Total current liabilities	39,486,180	31,443,018
NON-CURRENT LIABILITIES:
Long-term borrowings	8,062,999	9,650,583
Debentures payable
Long-term payables	16,919,349	12,851,912
Specific payables	102	102
Estimated liabilities	36,816	33,246
Deferred income tax liabilities	864,923	629,415
Other non-current liabilities
Total non-current liabilities	25,884,189	23,165,258
Total liabilities	65,370,369	54,608,276
OWNER’S EQUITY (OR SHAREHOLDERS’ EQUITY):
Paid-up capital (or equity)	4,866,950	4,866,950
Capital surplus	1,146,749	1,189,036
Less: Treasury shares
Surplus reserves	0	0
Profit available for appropriation	-4,556,772	-2,699,056
Total owner’s equity (or shareholders’ equity)	1,456,927	3,356,930
Total liabilities and owner’s equity (or shareholders’ equity)	66,827,296	57,965,206

Legal representative of the Company: Mr. Li Fenghua, chairman of the Board of the Company

Officer-in-charge of accounting: Mr. Cao Jianxiong, president of the Company, and Mr. Luo Weide, chief financial officer

Officer-in-charge of the accounting department: Mr. Wu Longxue, general manager of the accounting department

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

4.2 Consolidated Income Statement

Unit: RMB’000 (Unaudited)

Prepared by China Eastern Airlines Corporation Limited
Items		Amounts for the period	Amounts for the corresponding period of previous year	Amounts for the period from the beginning of the year to the end of the reporting period	Amounts for the period from the beginning of the previous year to the end of the previous reporting period
		(July to September)	(July to September)	(January to September)	(January to September)

I.	Total revenue from operations	10,806,838	12,524,617	31,638,007	32,120,809
	Including: Operating income
	Interest income
	Premium earned
	Fees and commission income
II.	Total operating cost
	Including: Operating costs	11,080,699	9,824,512	30,810,399	27,261,795
	Interest expenses
	Fees and commission expenses
	Returned premium
	Net reimbursement paid
	Net amounts of provisions on insurance contracts drawn
	Bonus paid on insurance policy
	Reinsurance premium
	Business taxes and other surcharges	280,100	315,032	800,527	804,444
	Selling expenses	584,810	775,225	1,769,792	1,916,982
	Administrative expenses	544,233	538,324	1,526,035	1,414,651
	Finance expenses	442,632	127,017	-410,771	263,929
	Impairment loss of assets	-3,658	16,500	28,781	83,674
	Add: Gains from changes in fair value (loss is represented by “-” sign)	-270,806	20,425	18,413	107,667
	Investment income (loss is represented by “-” sign)	11,397	33,897	76,086	74,937
	Including: Gains arising from investments in associated companies and joint ventures
	Exchange gains (loss is represented by “-” sign)
III.	Profit from operations (loss is represented by “-” sign)	-2,381,387	982,328	-2,792,257	557,939
	Add: Non-operating income	32,882	78,171	567,829	593,250
	Less: Non-operating expenses	4,598	3,566	38,760	9,863
	Including: Net loss arising from disposal of non-current assets
IV.	Total profit (loss is represented by “-” sign)	-2,353,103	1,056,933	-2,263,188	1,141,326
	Less: Income tax expenses	24,591	34,551	71,905	102,967
V.	Net profit (loss is represented by “-” sign)	-2,377,694	1,022,382	-2,335,093	1,038,358
	Net profits attributable to owners of Company	-2,333,847	976,484	-2,292,226	1,034,696
	Gains or losses from minority interests	-43,847	45,898	-42,867	3,663
VI.	Earnings per share:
	(I) Basic	-0.4795	0.2006	-0.4710	0.2126
	(II) Diluted	-0.4795	0.2006	-0.4710	0.2126

Legal representative of the Company: Mr. Li Fenghua, chairman of the Board of the Company

Officer-in-charge of accounting: Mr. Cao Jianxiong, president of the Company, and Mr. Luo Weide, chief financial officer

Officer-in-charge of the accounting department: Mr. Wu Longxue, general manager of the accounting department

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Income Statement of the Company
Unit: RMB’000 (Unaudited)
Prepared by China Eastern Airlines Corporation Limited
Items		Amounts for the period	Amounts for the corresponding period of previous year	Amounts for the period from the beginning of the year to the end of the reporting period	Amounts for the period from the beginning of the previous year to the end of the previous reporting period
		(July to September)	(July to September)	(January to September)	(January to September)

I.	Revenue from operations	8,259,857	10,093,000	24,792,595	25,903,370
	Less: Operating cost	8,629,999	7,852,529	24,339,019	21,904,313
	Business taxes and other surcharges	202,647	238,569	585,772	609,702
	Selling expenses	486,853	684,601	1,506,035	1,668,974
	Administrative expenses	440,715	437,489	1,210,620	1,127,948
	Finance expenses	349,106	59,470	-553,390	101,901
	Impairment loss of assets	-3,896	16,500	28,634	73,397
	Add: Gains from changes in fair value (loss is represented by “-”sign)	-270,806	20,425	18,413	107,667
	Investment income (loss is represented by “-” sign)	13,970	30,997	198,867	74,555
	Including: Gains arising from investments in associated companies and joint ventures
II.	Profit from operations (loss is represented by “-” sign)	-2,102,403	855,262	-2,106,815	599,357
	Add: Non-operating income	25,224	66,038	285,853	545,961
	Less: Non-operating expenses	3,908	2,933	36,754	7,591
	Including: Net loss arising from disposal of non-current assets
III.	Total profit (loss is represented by “-” sign)	-2,081,087	918,367	-1,857,716	1,137,727
	Less: Income tax expenses		16,500		49,500
IV.	Net profit (loss is represented by “-” sign)	-2,081,087	901,867	-1,857,716	1,088,227

Legal representative of the Company: Mr. Li Fenghua, chairman of the Board of the Company

Officer-in-charge of accounting: Mr. Cao Jianxiong, president of the Company, and Mr. Luo Weide, chief financial officer

Officer-in-charge of the accounting department: Mr. Wu Longxue, general manager of the accounting department

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

4.3 Consolidated Cash Flow Statement
January to September 2008

Unit: RMB’000 (Unaudited)
Prepared by China Eastern Airlines Corporation Limited
Items		Amounts for the period from the beginning of the year to the end of the reporting period	Amounts for the period from the beginning of the previous year to the end of the previous reporting period
		(January to September)	(January to September)

I.	Cash flows from operating activities:
	Cash received from sales of goods, provision of services	31,510,060	31,622,128
	Net increase in deposits from clients and placements from other banks
	Net increase in borrowings from central bank
	Net increase in contributions made to other financial institutions
	Cash received from premiums of original insurance contracts
	Net cash receipt from reinsurance operations
	Net increase in reserve of the insured and investment
	Net increase in trading financial assets
	Cash received from interests, fees and commission
	Net increase in contributions
	Net increase in cash from repurchase operations
	Refund of tax and levy
	Other cash received relating to operating activities	471,691	918,028
	Subtotal of cash inflows of operating activities	31,981,751	32,540,156
	Cash paid for goods purchased, services rendered	23,348,359	22,337,781
	Net increase in loans and advances to clients
	Net increase in deposits to central bank and to other banks
	Cash payment of claims under original insurance contracts
	Cash payment of interests, fees and commission
	Cash payment of bonus paid to insurance policy
	Cash paid to or on behalf of employees	4,337,868	2,801,909
	Tax paid	1,632,513	1,423,840
	Other cash paid in relation to operating activities	1,005,062	488,150
	Subtotal of cash outflows of operating activities	30,323,802	27,051,680
	Net cash flows from operating activities	1,657,949	5,488,476
II.	Cash flows from investing activities:
	Cash received from investments	38,972
	Cash from investment income	4,116	5,432
	Net cash from disposal of fixed assets, intangible assets and other long-term assets	1,797,704	51,940
	Net cash from disposal of subsidiaries and other business units
	Other cash received from investing activities
	Subtotal of cash inflows of investment activities	1,840,792	57,372
	Cash paid to purchase of fixed assets, intangible assets and other long-term assets	6,442,700	2,004,339
	Cash paid to investments	384,186	92,415
	Net increase in pledged loans
	Net cash from subsidiaries and other business units
	Cash payments relating to other investments	30,000	30,000
	Subtotal of cash outflows of investment activities	6,836,886	2,126,754
	Net cash flows from investing activities	-4,996,094	-2,069,382

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Items		Amounts for the period from the beginning of the year to the end of the reporting period	Amounts for the period from the beginning of the previous year to the end of the previous reporting period
		(January to September)	(January to September)
III.	Cash flows from financing activities:
	Cash received from investments
	Including: Cash received from investments of minority shareholders through subsidiaries
	Cash received from borrowings	21,164,117	12,115,147
	Cash received from issue of debentures
	Other cash relating to financing activities	4,400,265	3,645,782
	Subtotal of cash inflows of financing activities	25,564,382	15,760,929
	Cash repaid to amounts borrowed	12,786,317	12,503,370
	Cash payments for distribution of dividends, profits or interest expenses	2,028,546	1,668,718
	Including: Dividends and profit paid to minority shareholders by subsidiaries
	Other cash payments relating to financing activities	5,695,360	5,107,529
	Subtotal of cash outflows of financing activities	20,510,223	19,279,617
	Net cash flows from financing activities	5,054,159	-3,518,688
IV.	Effect of exchange rate changes on cash and cash equivalents	-54,791	116,198
V.	Net increase in cash and cash equivalents	1,661,223	16,604
	Add: Balance of cash and cash equivalents at the beginning of the period	1,655,244	1,987,485
VI.	Balance of cash and cash equivalents at the end of the period	3,316,467	2,004,089

Legal representative of the Company: Mr. Li Fenghua, chairman of the Board of the Company

Officer-in-charge of accounting: Mr. Cao Jianxiong, president of the Company, and Mr. Luo Weide, chief financial officer

Officer-in-charge of the accounting department: Mr. Wu Longxue, general manager of the accounting department

Cash Flow Statement of the Company
January to September 2008

Unit: RMB’000 (Unaudited)
Prepared by China Eastern Airlines Corporation Limited

Items		Amounts for the period from the beginning of the year to the end of the reporting period	Amounts for the period from the beginning of the previous year to the end of the previous reporting period
		(January to September)	(January to September)
I.	Cash flows from operating activities:
	Cash received from sales of goods, provision of services	25,382,436	25,780,450
	Refund of tax and levy
	Other cash received relating to operating activities	378,511	1,628,367
	Subtotal of cash inflows of operating activities	25,760,947	27,408,818
	Cash paid for goods purchased, services rendered	18,297,250	17,923,754
	Cash paid to or on behalf of employees	3,483,618	2,244,989
	Tax paid	1,247,603	1,023,316
	Other cash paid in relation to operating activities	750,878	1,047,120
	Subtotal of cash outflows of operating activities	23,779,349	22,239,179
	Net cash flows from operating activities	1,981,598	5,169,639

Stock Code: 600115	CHINA EASTERN AIRLINES CORPORATION LIMITED	THIRD QUARTERLY REPORT 2008

Items		Amounts for the period from the beginning of the year to the end of the reporting period	Amounts for the period from the beginning of the previous year to the end of the previous reporting period
		(January to September)	(January to September)
II.	Cash flows from investing activities:
	Cash received from investments	38,972
	Cash from investment income	124,324	118,626
	Net cash from disposal of fixed assets, intangible assets and other long-term assets	46,735	28,051
	Net cash from disposal of subsidiaries and other business units
	Other cash received from investing activities
	Subtotal of cash inflows of investment activities	210,031	146,677
	Cash paid to purchase of fixed assets, intangible assets and other long-term assets	6,354,118	1,828,832
	Cash paid to investments	384,186	92,415
	Net cash from subsidiaries and other business units
	Cash payments relating to other investments	30,000	30,000
	Subtotal of cash outflows of investment activities	6,818,304	1,951,247
	Net cash flows from investing activities	-6,608,273	-1,804,570
III.	Cash flows from financing activities:
	Cash received from investments
	Cash received from borrowings	19,296,010	11,457,791
	Other cash relating to financing activities	4,400,265	3,191,505
	Subtotal of cash inflows of financing activities	23,696,275	14,649,296
	Cash repaid to amounts borrowed	11,372,788	11,518,894
	Cash payments for distribution of dividends, profits or interest expenses	1,690,835	1,466,381
	Other cash payments relating to financing activities	4,884,544	4,890,609
	Subtotal of cash outflows of financing activities	17,948,167	17,875,884
	Net cash flows from financing activities	5,748,108	-3,226,588
IV.	Effect of exchange rate changes on cash and cash equivalents	-50,069	77,139
V.	Net increase in cash and cash equivalents	1,071,364	215,620
	Add: Balance of cash and cash equivalents at the beginning of the period	1,040,897	1,109,833
VI.	Balance of cash and cash equivalents at the end of the period	2,112,261	1,325,453

Legal representative of the Company: Mr. Li Fenghua, chairman of the Board of the Company

Officer-in-charge of accounting: Mr. Cao Jianxiong, president of the Company, and Mr. Luo Weide, chief financial officer

Officer-in-charge of the accounting department: Mr. Wu Longxue, general manager of the accounting department